MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

August 16, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Exploration Commences at Miranda’s Coal Canyon Project

Miranda Gold Corp. (“Miranda”) is pleased to announce that Golden Aria Corp. has begun exploration field work on Miranda’s Coal Canyon property. Golden Aria has recently completed a 1.75 km by 1.75 km gradient array (GAR) and spontaneous potential gradient (SPG) geophysical survey and detailed geologic mapping. Soil mercury gas and conventional surface geochemical surveys are in progress within the limits of the geophysical survey to further define drill targets. GAR and SPG responses suggest two primary target areas where high resistivity and linear SPG anomalies coincide. This relationship suggests a possible broad zone of silicification enveloping vertically extensive, oxidizing sulfides, which could represent sulfidized dikes within possible “feeder” fault zones.

The geologic mapping recently completed shows that the geophysically inferred silicification and the dikes occur within a framework of intersecting fault-controlled jasperoids exposed at surface. Approximately 350 meters to the southwest of this developing target area, mineralization along the Grouse Creek fault has been intersected by drilling and encountered up to 85 ft. grading 0.022 oz Au/ton associated with sulfidized dikes. Golden Aria’s exploration model is to find similar but more robust mineralization where fault zones and dikes cut favorable lower units interior to the Coal Canyon lower-plate window.

The Coal Canyon property lies in the center of the Cortez Trend, approximately three miles south of the Cortez Joint Venture’s (Placer Dome and Kennecott) ET Blue project and adjoins the northeast side of US Gold’s Tonkin Springs property.

Parties interested in reviewing all of Miranda’s property holdings in the Cortez Trend and their relationships to active mines and competitor holdings are referred to the newly posted land map at our website www.mirandagold.com. This map was published by Intierra Ltd.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining

Company, Placer Dome U.S. Inc., Agnico-Eagle (USA) Limited, Barrick Gold Corporation and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.